Summary of Seventh Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco, on August 26, 2016, in connection with Fazenda Alto Taquari

Parties: Brasilagro – Companhia Brasileira de Propriedades Agrícolas and Brenco – Companhia Brasileira de Energia Renovável

Purpose: On May 8, 2015, Brasilagro granted to Brenco full, general, irrevocable and irreversible discharge of Brenco’s debts and obligations under the agreement. However, in 2016 Brasilagro identified that the amount  of R$ 317,373.53 had not been paid.  The purpose of the Seventh Amendment is to exclude the amount of R$ 317,373.53 from the discharge, recognizing the  mentioned debt.